SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                            KNOGO NORTH AMERICA INC.
                            ------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
                         ------------------------------
                         (Title of Class of Securities)


                                    499163103
                                 --------------
                                 (CUSIP Number)


                                  Walter J. Schloss
                     Walter & Edwin Schloss Associates, L.P.
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 370-1844
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                February 12, 1997
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                Page 1 of 2 Pages

      On February 2, 1995, there was filed with the Securities and Exchange Commission a Statement on Schedule 13D, which was amended by Amendment No. 1 on June 10, 1996 (the "Statement"), relating to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Knogo North America Inc. (the "Company") beneficially owned by Walter & Edwin Schloss Associates, L.P. ("Associates"), Walter J. Schloss and Edwin W. Schloss. All capitalized terms used herein and not otherwise defined herein shall have the same respective meanings as used in the Statement.

      This Amendment No. 2 is being filed to terminate this Statement as a result of the stock distribution transaction (the "Distribution") described in the Joint Proxy Statement/Prospectus, dated January 21, 1997 (the "Proxy Statement"), of the Company and Video Sentry Corporation, pursuant to which all holders of shares of Common Stock immediately prior to the Distribution ceased to be stockholders of the Company and received one share of each of Common Stock, par value $0.001 per share, and Class A Preferred Stock, par value $0.001 per share (collectively, the "Sentry Stock"), of Sentry Technology Corporation for each 1.2022 shares of Common Stock of the Company held by them. The Filing Persons are reporting separately their acquisition of Sentry Stock pursuant to the Distribution.

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        /s/ WALTER J. SCHLOSS
                                        --------------------------------
                                        Walter J. Schloss


                                        /s/ EDWIN W. SCHLOSS
                                        --------------------------------
                                        Edwin W. Schloss


                                        WALTER & EDWIN SCHLOSS ASSOCIATES,
                                         L.P.
                                        By: Schloss Management Company, General
                                         Partner

                                        By:/s/ WALTER J. SCHLOSS
                                           ----------------------------------
                                           Walter J. Schloss, General Partner

                                        By:/s/ EDWIN W. SCHLOSS
                                           ----------------------------------
                                           Edwin W. Schloss, General Partner


                                Page 2 of 2 Pages